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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                          Commission File No.: 0-20180

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                   (Check One)

|X|  Form 10-KSB |_|  Form 20-F |_|  Form 11-K |_|  Form 10-QSB  |_|  Form N-SAR

                     For the Period Ended December 31, 2000

|_| Transition Report on Form 10-KSB        |_| Transition Report on Form 10-QSB
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended:  N/A
                                  ----------------------------------------------

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:    N/A
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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   QUALTON, INC.
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Former name if applicable:  INTERNATIONAL REALTY GROUP, INC.
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Address of Principal Executive Office (STREET AND NUMBER):AV. CONSTITUYENTES 647
                                                          ----------------------

City, state and zip code: MEXICO, D.F. 11810
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Telephone Number: 011-52-5277-9211
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                                     PART II
                             RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |X| The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         |X| The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

The filing of the subject Form 10-KSB could not be accomplished by the filing date without unreasonable effort or expense because of delays in the (i) completion of the Company's audit for the fiscal year ended December 31, 2000 and (ii) preparation of consolidated financial statements and the revision of textual portions of the subject Form 10-KSB that reflect the Company's acquisition of Qualton Hotels & Resorts Corporation, a Marshall Islands corporation, on October 17, 2000.

                                     PART IV
                                OTHER INFORMATION

                             Carlos D. Heredia, Esq.
                             Morrison & Foerster LLP
                       3811 Valley Centre Drive, Ste. 500
                           San Diego, California 92130
                                 (858) 720-5100
 (Name and telephone number of person to contact in regard to this notification)

         Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No


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         Qualton, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized on March 28, 2001.


                                 QUALTON, INC.



                                  By:  /s/ Jaime Serra Pliego
                                     -------------------------------------------
                                     Jaime Serra Pliego, Chief Financial Officer




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United States Securities and Exchange Commission
Washington, D.C. 20549

Gentlemen:

We were retained by Qualton, Inc. and Subsidiaries on March 1, 2001 as independent auditors to report on the consolidated financial statements at December 31, 2000 and for the fiscal year then ended. We have endeavored, with the cooperation of the Company, to obtain the necessary information to meet the filing requirements for Form 10-KSB, both as to form and timeliness. Due to the amount of time necessary to plan and perform our auditing procedure, and the extensive amount of information requested by us from the Company and third parties, we do not have all of the necessary information to complete the audit and, as such, we will be unable to complete our audit by April 2, 2001, which is the required filing date for the Company's annual report.

/s/ Stark Tinter & Associates, LLC

Stark Tinter & Associates, LLC




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